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Exhibit 99.4

CONSENT OF INTERNAL QUALIFIED RESERVES EVALUATOR

I consent to the incorporation by reference in this annual report on Form 40-F of Talisman Energy Inc., which is being filed with the United States Securities and Exchange Commission, of my Report on Reserves Data dated March 13, 2006, included in the 2005 Annual Information Form of Talisman Energy Inc. (the "AIF"), and to the references to my name in the AIF.

I also consent to the incorporation by reference in the Registration Statement on Form F-9 (No. 333-130261) pertaining to U.S. $2 Billion aggregate principal amount of Debt Securities and in the Registration Statement on Form S-8 (No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc. of my Report on Reserves Data dated March 13, 2006 and to the references to my name in the AIF, which are incorporated by reference in this annual report on Form 40-F.

	By:	/s/ MICHAEL ADAMS
Calgary, Canada		Michael Adams
March 13, 2006		Internal Qualified Reserves Evaluator

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  Exhibit 99.4